DarkBlueSea
NAVIGATING THE INTERNET

05013037

24 November, 2005

SEC MAIL PROCESSING
RECEIVED
DEC 02 2005
WASH, D.C. 185 SECTION

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC. 20549
USA

SUPPL

Dear Sir/Madam,

ADDITIONAL SUBMISSIONS PURSUANT TO RULE 12g3-2(b) OF THE SECURITIES EXCHANGE ACT 1934

The following documents are furnished by Dark Blue Sea Ltd (SEC file number 82-34920), being an Australian Corporation listed on the Australian Stock Exchange (ASX) in order for it to continue to qualify for the exemption from registration requirements of Section 12(g)3-2(b) of the Securities Exchange Act of 1934.

The following documents enclosed were lodged with the ASX between 20 October 2005 and 24 November, 2005:

Doc. date	**Headline**
24/11/2005	Results of Meeting
24/11/2005	Chairman's Address to Shareholders
21/11/2005	American Depository Receipt Program Now Effective
14/11/2005	Notice of Share Cancellation
09/11/2005	Response to ASX Query re Share Price
31/10/2005	Commentary on First Quarter Cash Flow Report
31/10/2005	First Quarter Cashflow Report
20/10/2005	Proxy Form
20/10/2005	Notice of Annual General Meeting

PROCESSED
DEC 06 2005
THOMSON FINANCIAL

Please contact the writer should you require any further information in this regard.

Yours truly,

Justin Russom
Corporate Counsel
Dark Blue Sea Ltd

SEC file number: 82-34920

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 24 November, 2005

RESULTS OF ANNUAL GENERAL MEETING

Notice is hereby given, in accordance with Listing Rule 3.13.2 and Corporations Law Section 251AA(2) that at the Annual General Meeting ("AGM") of the Company held today, the following ordinary resolutions were passed by a show of hands without amendment:

Resolution 1: ELECTION OF VERNON ALAN WILLS AS A DIRECTOR

That Mr Vernon Alan Wills, Non-Executive Director and Chairman, who retires from office in accordance with Rule 3.6(a) of the Company's Constitution, and being eligible for re-election as a Director, be re-elected as a Director.

Resolution 3: GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER PURSUANT TO EMPLOYEE SHARE OPTION PLAN

That the Company be authorised and directed to issue a total of five hundred thousand (500,000) options to acquire ordinary fully paid shares in the Company, exercisable at $0.50 each between 7 April 2007 and 30 June 2007 to the Company's Chief Executive Officer Mr Richard Moore in accordance with the Company's employee share option plan.

Resolution 4: APPROVAL OF ADDITIONAL SHARE BUY-BACK

That the Company be authorised to undertake an on-market buy back of a further 8,500,000 ordinary shares in the Company (representing approximately 10% of the current issued capital as at the date of the Notice of Meeting materials, in the twelve (12) month period following the passing of such resolution.

The following non-binding resolution was also passed by a show of hands without amendment:

Resolution 2: ADOPTION OF REMUNERATION REPORT

That the Remuneration Report outlining the remuneration arrangements in place for directors and executives of the Company (as contained in the Directors Report) be adopted.

In respect of the resolutions, the total number of proxy votes exercisable by all proxies validly appointed and the total number of proxy votes in respect of which the appointments specified that:

I. The proxy was to vote for the resolution; and
II. The proxy was to vote against the resolution; and
III. The proxy was able to vote at the proxy's discretion; and
IV. The proxy abstained from voting

are set out below:

Resolution	For	Against	Discretion	Abstain	Total
1	19,039,874	0	161,000	0	19,200,874
2	19,039,874	0	161,000	0	19,200,874
3	16,680,496	0	161,000	2,359,378	19,200,874
4	19,039,874	0	161,000	0	19,200,874

All discretionary proxies voted in favour of the resolutions.

On behalf of the Board
Duncan P Cornish
Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

SEC file number: 82-34920

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

24 November, 2005

ANNUAL GENERAL MEETING - CHAIRMAN'S ADDRESS

In accordance with Listing Rule 3.13.3, we disclose below, the contents of the Chairman's Address to be delivered at the Company's Annual General Meeting to be held at Level 7, Waterfront Place. 1 Eagle Street, Brisbane on Thursday, 24 November 2005 commencing at 10.00am.

Introduction

Dark Blue Sea was founded in 1999 and its current business activities involve the provision of a range of internet related services, most particularly in the online advertising sector of the market.

For the last four years, the company has been progressively transformed from a relatively small online advertising intermediary into a leading full service provider in an important niche of the Internet, namely domain names.

Throughout this process, the company has also accumulated its own portfolio of approximately 500,000 domain names, which is now the second largest in the world.

We have now largely completed the transformation.

The last significant component of this transformation is the establishment of our secondary market domain names sales business, FabulousDomains.com.

This business is being progressively rolled out and is expected to be fully operational by the end of this financial year.

In the last financial year we have started to see some of the financial benefits of this transformation realised.

Financial Results

The financial results for Dark Blue Sea for the 2005 financial year were very strong and have reaffirmed our decision to reposition the Company.

Revenue from ordinary activities was approximately $22.3 million, almost double the $11.2 million revenue for the previous period.

The group recorded a net profit from ordinary activities after income tax of approximately $2.26 million in the current year, a 171% increase compared to the net profit of $830,000 recorded during the previous year.

Net cash flows from operations during the current year were approximately $2.4 million, compared to $1.7 million reported for the previous year.

The positive cash flow position of the consolidated entity in the current year has resulted in cash on hand at the end of the current year increasing to just over $3.5 million, (up from the $2.5 million on hand at the end of the previous year).

EBITDA for the current year was approximately $3.1 million, compared to $1.7 million in the previous year.

Domain Name Strategy

In the Company's 2005 Annual Report, the company's Managing Director Richard Moore, explained in detail the reasons behind the company's focus on the domain name sector of the online advertising industry.

I would like to again touch on some of these key points made by Richard about domain names.

I believe it is important to emphasise how the domain name market has grown over recent times to become such a key component of the online advertising industry.

This will help explain why the company has and will continue to invest the bulk of its excess cash flow into domain names.

It will also give shareholders a greater understanding of the company's day to day business operations

It will also explain how the company has been able to deliver such strong financial results, while simultaneously establishing itself as a significant player with industry leading technology in this niche market.

About Domain Names

Having focused the company's business operations on domain names over the last few years, the directors' believe that the bulk of the company's value now resides in its domain name portfolio.

Domain names that satisfy certain criteria have attractive financial characteristics for two primary reasons.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

Characteristic One - Domain Names are the real estate of the internet

The first and most important characteristic is that domain names are the real estate of the Internet.

Domain names were created to make it easy to find websites on the Internet.

Domain names have very similar characteristics to offline real estate.

Using this comparison, it is best to think of domain names being the land and websites as the buildings or other improvements on the land.

In the same way that land values tend to rise in line with economic activity in the offline world, domain name values should continue to rise as overall e-commerce activity increases over the next few years and beyond.

Since the dawn of commerce, real estate has been one of the best ways to make money.

It has been the best because it is so simple.

New innovation on the development of land generates demand for similar land from other investors.

Once the innovation becomes more widely adopted, land values increase.

The beauty of the land investment is you don't need to be the innovator to get the benefit.

Like land, domain names have the scope to continually expand their range of potential benefits and uses.

Domain names are perhaps the simplest and most effective way of getting exposure to the anticipated growth in overall e-commerce activity.

Domain names can be bought, sold and leased.

Like offline real estate, domain name values are linked to the level of e-commerce activity.

As ecommerce activity is expected to grow strongly over the next few years, domain names should be a naturally appreciating asset.

Like offline real estate, domain names are all about location, location, location.

A good domain name must be memorable.

A potential customer must be able to remember the domain name for the time from when they see it or hear it in an offline advertisement until they type it into their computer.

This offline branding test is the main reason that location on the internet is largely based on natural language.

The most valuable domain names will typically be short in length, based on an existing brand and/or be combination of generic descriptive words.

While there are some variations on these themes, it is worth noting that the universe of "good location" domain names is finite.

There are only so many commercially viable one, two or three word combinations.

This ultimately leads to scarcity in these domain names which provides the potential for upwards price pressure.

Finally, it is worth noting that, like offline real estate, domain names can also have an emotion factor.

Domain names can be developed in a variety of different ways and so will often be subjectively valued, depending on the particular buyer and their intended use of the domain.

This can lead to some domain names trading at a significant premium compared to their cost or value based on traditional valuation methods.

Characteristic Two - Domain names are a source of very high quality traffic

The second characteristic is that domain names are a source of high quality traffic that generates advertising revenue.

Many Internet users type domain names directly into the address bar of their internet browser software (e.g. internet explorer) to try to find websites, a process the industry terms "direct navigation".

The main reason that many internet users do this is due to the offline marketing of websites.

Many TV, radio and magazine advertisers now incorporate their domain name into their advertisements.

This has lead to an increase in consumer awareness that the quickest and easiest way to find a website is to type the brand name or the description of what they are looking for, followed by ".com" into the address bar.

An example is helpful.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

A user who is interested in "bedroom furniture" may type in the domain name www.bedroomfurniture.com into the address bar of their browser.

Dark Blue Sea owns the domain name bedroomfurniture.com and we have built a website which includes advertisements from suppliers of bedroom furniture related products.

The direct navigation process generates a flow of traffic that is uniquely targeted and monetized through advertising to produce an annuity style income flow.

Furthermore that annuity style income flow can be valued using appropriate parameters to provide a valuation that a buyer would consider attractive compared to other investments.

The size of the direct navigation industry is currently estimated to be in the range of US$400 to US$600 million per annum, a significant component of the US$12 billion per annum turnover of the overall online advertising industry.

Dark Blue Sea's domain name portfolio

With 500,000 domains, Dark Blue Sea is the holder of the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names.

These are domain names that are based on one, two or three general descriptive words that represent Internet users' potential interest.

We have focussed on generic keyword domains for two reasons.

Firstly, they receive the highest quality (and hence the most valuable) direct navigation traffic.

Secondly, generic domains have many alternate uses and can be sold to a larger number of potential buyers in the secondary market.

Industry Activity and Strategic Direction

The online advertising industry bottomed out in 2002.

Since then, there has been considerable merger and acquisition activity in the space.

In the last twelve months, that M&A activity has emerged in the specific part of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Two significant transactions involving large scale domain name portfolios were completed earlier this year.

The announcement of these particular transactions and a growing understanding of the direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.

There is renewed interest in the internet and there are currently significant pools of capital that are available to be deployed.

Domain name portfolios are typically held by private individuals who are scattered all over the globe.

It is a very fragmented industry with no one participant having more than a 10% market share.

It is an industry where there are significant economies of scale.

The value of portfolios in private individual's hands, on the basis of the two significant transactions, is well in excess of US$1 billion.
Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital.

It is becoming increasingly clear that this industry is likely to be rolled up over the next one or two years.

Dark Blue Sea owns one of the best large scale domain name portfolios in the world.

It also has one of the major direct navigation intermediary businesses and one of the few technology and business platforms in the world specific to domain name services that is scalable.

The company has a wide array of potential strategic options.

In this environment, the company is becoming progressively more proactive in looking at corporate development opportunities to add value for shareholders.

The first step has been the recent establishment of a Level 1 "over the counter" American Depository Receipt ("ADR") Program.

The Company's ADR facility, to be operated by the Bank of New York, will make the Company more accessible to US investors.

Our People

Firstly, I would like to thank the others members of the Board for performing their duties in a professional and diligent manner throughout the year.

DarkBlueSea
NAVIGATING THE INTERNET

I would also like to thank the company's Chief Executive Officer, Mr Richard Moore and the rest of senior management, all of whom are extremely passionate and knowledgeable about the industry.

They are doing an excellent job and I thank them all for the continued efforts.

The company also has an outstanding group of technical development staff that has created products that are of the same or better standard as those of companies with much greater levels of resources.

Our 24 hour customer service team is recognized within the industry as offering one of the best levels of customer support.

These two aspects have provided a very solid foundation for the sales and marketing group to promote our products in the market, and they have made considerable progress over the last year.

I would like to take this opportunity to thank all employees of the company for their outstanding efforts over the last twelve months.

Conclusion

Dark Blue Sea operates in a very exciting and dynamic industry which is showing very positive signals for the future.

It is an exciting and challenging business to be in, but one which offers the opportunity for significant rewards for industry specialists such as Dark Blue Sea.

I take this opportunity to thank you for your continued support.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

SEC file number: 82-34920

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 21 November, 2005

American Depository Receipt Program Now Effective

Dark Blue Sea Ltd is pleased to announce that its Level 1 American Depositary Receipt (ADR) program is now effective, with depository receipts being tradable in the United States over-the-counter (OTC) market under ticker symbol: DKBLY.

The Company's ADR facility, to be operated by the Bank of New York as the Depository Bank, will make the Company more accessible to US private investors and is a vehicle with which to ensure liquidity in the stock for a US investor base.

An ADR program also creates the possibility of investment by institutions that are only permitted to buy US-based securities.

A Depository Receipt is created when a broker purchases the Company's shares on the Australian Stock Exchange and delivers those shares to the Depositary's local custodian bank, which then instructs the Depositary Bank, The Bank of New York, to issue the equivalent number of Dark Blue Sea Depositary Receipts to the purchaser.

Like any other security, Depositary Receipts once issued, may be freely traded in the OTC market.

The Bank of New York Company, Inc. (NYSE: BK) is a global leader in providing a comprehensive array of services that enable institutions and individuals to move and manage their financial assets in more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, investment management, and individual & regional banking services. The Company's extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide. Additional information is available at www.bankofny.com.

About Dark Blue Sea Ltd

Dark Blue Sea Ltd is an Australian company listed on the Australian Stock Exchange (ASX listing code: DBS). The Company's securities are also traded in the form of American Depository Receipts (ADR's) on the over-the-counter (OTC) market in the United States (OTC code: DKBLY).

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Dark Blue Sea Ltd is an online advertising intermediary or “internet traffic” broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of “internet traffic”. “Internet traffic” is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea’s domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases (“bedroom furniture” in this case). Users find Dark Blue Sea’s domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or “unique visitors”) from around the world type in (or “directly navigate” to) one of Dark Blue Sea’s domain names every day.

The “internet traffic” that is generated from Dark Blue Sea’s portfolio of domain names can be sold to online advertisers. Advertisers can purchase the “internet traffic” from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the “internet traffic” from Dark Blue Sea’s domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 15th largest domain name registrar in the world.

DarkBlueSea
NAVIGATING THE INTERNET

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

SEC file number: 82-34920

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 14 November, 2005

Notification of Share Cancellation

Following the recent on-market buy-back of 422,227 ordinary shares for $227,610.50 (including brokerage) and the subsequent cancellation of these shares, the current issued share capital in the Company is now 85,268,809 ordinary fully paid shares at a paid up value of $12,582,096.50 (see accompanying Form 484 for further details).

By order of the Board.

Mr Duncan Cornish
Company Secretary

Australian Securities & Investments Commission

Electronic Lodgement

Document No. **7E0538693**

Lodgement date/time: 14-11-2005 16:28:00
Reference Id: 72783820

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
DARK BLUE SEA LIMITED
Australian Company Number (ACN)
091 509 796

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Duncan Patrick CORNISH

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Duncan Patrick CORNISH
Capacity
Secretary
Signature

Date signed
14-11-2005

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	422227	227610.50

Earliest Date of cancellation **17-10-2005**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	85268809	12582096.50	0.00

Earliest date of change **17-10-2005**

SEC file number: 82-34920

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 6
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4004
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

8 November 2005

Mr Justin Russom
Corporate Counsel
Dark Blue Sea Limited
Level 10, 243 Edward Street
BRISBANE QLD 4000

By Email: j.russom@au.darkbluesea.com

Dear Mr Russom

Dark Blue Sea Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 53 cents on 3 November 2005 to 66 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at simon.obrien@asx.com.au or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 8.30 a.m.** E.S.T.) **on** Wednesday, 9 November 2005).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Simon O'Brien
Adviser, Issuers (Brisbane)

8 November, 2005

Mr Simon O'Brien
Companies Adviser
Australian Stock Exchange
Level 6, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Dear Mr O'Brien,

RESPONSE TO ASX PRICE QUERY

We refer to your letter dated 8 November, 2005 concerning recent movements in the price of listed securities in Dark Blue Sea Ltd and the volumes traded ("price query").

In answer to the questions put to the Company in the price query, we respond as follows:

1. The Company is not aware of any information concerning it that has not been announced to the market which, if known, could be an explanation for recent trading in the securities of the Company.

2. Not applicable.

3. Several possible explanations for the recent price change and the increase in volume of securities of the Company traded are:

   (a) During recent months, the Company has made three key announcements to the market, consisting of:

   (i) Investor Presentation - 19 September, 2005;
   (ii) Annual Report - 30 September, 2005; and
   (iii) First Quarter Cash Flow Report and associated commentary - 31 October, 2005.

   The combined effect of these three key announcements, together with the subsequent interest shown from several stock brokers may have contributed to the recent increased activity in the Company's securities.

   (b) In recent weeks, the share prices for securities in US listed companies operating in the same global online advertising industry as the Company, have increased.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

(c) As previously disclosed to the market in several Company announcements over the last two years, there has been a considerable amount of corporate activity in the global online advertising industry.

(d) The Company is also aware of several speculative posts made on a popular day trader internet discussion forum regarding the Company.

4. The company is in compliance with the ASX Listing Rules and in particular, Listing Rule 3.1

If you have any further queries please do not hesitate to contact me.

Yours faithfully,

Richard Moore
Chief Executive Officer
Dark Blue Sea Ltd

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

SEC file number: 82-34720

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

31 October, 2005

September 2005 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 30 September, 2005.

Revenue for this period was $A8.0 million, up 10% from the June 2005 quarter and up 76% from the September 2004 quarter.

During this period, net operating cash flow was A$1.244 million (compared to A$1.261 million in the previous three month period). Total cash held at the end of the quarter was approximately A$4.2 million, up from A$3.5 million at the end of the June quarter.

Operating cash inflows were partly offset by financing cash outflows. During the quarter, the company bought back approximately 1.5 million shares, which represents approximately 1.7% of the issued capital. The cost of the buy back was approximately A$700,000.

The rest of this release contains information about:

- the September Quarter trading performance
- Key Performance Indicators
- an Update on the Domain Name Portfolio
- US marketing trips

September Quarter Trading Performance

The company performed reasonably well during the September quarter, which is traditionally the toughest trading period.

Internet traffic flows are subject to seasonal variation. The northern hemisphere summer which broadly extends from late May through to early September is a period when Internet traffic volumes are noticeably lower than at other times of the year. July and particularly August are the weakest months before traffic volumes start to pick up in mid to late September. Traffic volumes at an individual domain level are typically down in the 10% to 20% range during the summer months.

Despite the seasonal decline in overall internet traffic volumes, the company was able to achieve a flat operating performance, partly due to the company acquiring additional traffic from a number of new domain name portfolio owners during the quarter.

The traffic revenue generated from the Company's domain name portfolio in the September quarter was US$1.14 million, equating to an average annualized rate of approximately US$4.5 million per annum. This figure is 10% below the US$5 million average annualized rate achieved during the June quarter.

The company continues to generate the bulk of its internal revenue from the traffic from a relatively small proportion of its overall domain name portfolio. Approximately 77,000 profitable domain names generated approximately 93% of the Internal traffic revenue. The margin on these profitable domains was 89% during the quarter.

The company is also starting to generate some meaningful revenue from the secondary market sales of domain names.

Domain names, like offline real estate, are tradeable assets. Many buyers of domain names use completely different metrics for valuing domain names to financial buyers such as Dark Blue Sea. In many cases, domains with little or no revenue can be sold to end user buyers wishing to brand their websites for very high prices.

The company has been continuing to roll out its secondary market domain sales site at www.fabulousdomains.com. The site is an online secondary market domains for sale business where end user buyers can search for and buy domain names to host their website. The business has been modelled on some other well established secondary market domains for sale businesses.

Like a retail store, the key financial driver for the success of the business will be average sales price and stock turn. Businesses such as these typically sell domain names for a few hundred dollars and expect to sell one or two percent of their inventory per annum. At these levels, the revenue derived is more than sufficient to cover the registration costs for the entire portfolio.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Key Performance Indicators

The updated Key Performance Indicators for the September 2005 Quarter are as follows:

	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05	Qtr end 30.09.05
Traffic Revenue (US$'000)					
Internal – Profitable Domain Names	543	584	1,045	1,180	1,056
Internal – Unprofitable Domain Names	35	46	69	67	74
Total Internal	578	630	1,114	1,247	1,130
External	1,870	2,296	2,960	3,885	3,850
Total	2,448	2,926	4,074	5,132	4,980
Traffic Revenue Margin (%)					
Internal – Profitable Domain Names	89	89	90	90	89
Total Internal	61	39	53	49	47
External	29	28	32	26	30
Total	37	30	38	39	34
Number of Profitable Domains	35,000	38,000	60,000	79,000	77,000

A more detailed explanation on the Key Performance Indicators is provided in the "Background on Key Performance Indicators" section below.

Update on the Domain Name Portfolio

Dark Blue Sea currently owns a portfolio of approximately 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet. Like offline real estate, domain name values should broadly increase in line with growth in overall e-commerce activity. Domain names also have the added advantage of being a targeted primary traffic source for online advertisers. Using the expertise and infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring assets having long term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the Company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Within the scope of potential domain names that can be acquired, the Company believes that newly registered names represent the best return on investment. The Company is typically registering generic domain names (at a cost of US$6 each) that should on average, deliver a 3 to 4 year payback. To achieve this payback, the Company makes full use of its expertise and infrastructure which it has developed to administer large scale domain name portfolios as well as some proprietary tools. The combination of the infrastructure and the tools provides a significant competitive advantage over most other participants in the industry using similar strategies.

These 3 to 4 year rates of return for new domain registrations compare more favourably than the secondary market for generic domain names, which are now typically priced in the range of 8 to 12 year rates of return. Actual returns from new domain name registrations have typically exceeded expectations with some significant groups of newly registered domains already breaking even.

The Company intends to continue registering new domain names and has recently deployed more resources into the domain name registration process.

US Marketing Trips

During the year, the Company has been progressively expanding its profile in the United States through increased participation in relevant trade shows.

During the September quarter, the company exhibited at the Search Engine Strategies conference in San Jose, California. This conference is one of the leading events for webmasters and the online search engine marketing industry. The primary purpose was to increase the awareness of the direct navigation sector to the major industry participants and to highlight Dark Blue Sea's significant presence in the industry.

Several Dark Blue Sea executives recently attend a domain name convention in Florida. All the major participants in the domain name industry participants (domain name portfolio owners, industry sponsors such as Google and Yahoo, intermediaries and financial groups) attended the convention.

Over the last couple of years, the company has been progressively increasing the market awareness of Fabulous, the main interface to the direct navigation market. Fabulous now enjoys widespread recognition as the leading full service domain name registration and management company in this space. The convention helped to reinforce that message and has lead to additional business development opportunities.

Key Performance Indicators Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the company.

In any Internet company that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows. For ***Externa***l traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

It should be noted that the Company has additional non-traffic related revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements. The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Fabulous also provides domain name registration services. Fabulous is currently the 15th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc. Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue. Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

ENDS

SEC file number: 82-34920

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN	Quarter ended ("current quarter")
47 091 509 796	30 September, 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current Quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	7,976	7,976
1.2	Payments for (a) staff costs	(873)	(873)
	(b) advertising and marketing	(5,368)	(5,368)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(492)	(492)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	17	17
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(16)	(16)
1.7	Other (provide details if material)	-	-
	Net operating cash flows	1,244	1,244

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	1,244	1,244
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(16)	(16)
	(e) other non-current assets	(4)	(4)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other: Movement in security deposits	146	146
	Net investing cash flows	126	126
1.14	**Total operating and investing cash flows**	1,370	1,370
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	
1.18	Repayment of borrowings	-	
1.19	Dividends paid	-	-
1.20	Other (payments for share buy-backs)	(692)	(692)
	Net financing cash flows	(692)	(692)
	Net increase (decrease) in cash held	678	678
1.21	Cash at beginning of quarter/year to date	3,505	3,505
1.22	Exchange rate adjustment	42	42
1.23	**Cash at end of quarter**	4,225	4,225

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	80
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,825	3,058
4.2	Deposits at call	381	412
4.3	Bank overdraft	-	-
4.4	Other: Internet Payment Account	19	35
	Total: cash at end of quarter (item 1.23)	4,225	3,505

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

By order of the Board.

Mr Duncan Cornish
Company Secretary

Date: 31 October, 2005

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

SEC file number: 82-34920

DARK BLUE SEA LTD - ANNUAL GENERAL MEETING – 24 NOVEMBER 2005

FORM OF PROXY

Company Secretary
Dark Blue Sea Limited
GPO Box 278
Brisbane QLD 4001

I/We

Of

being a member(s) of DARK BLUE SEA LIMITED hereby appoint

of

or, in his/her absence, the Chairman of the meeting,

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the company to be held on the twenty fourth (24th) day of November 2005 and at any adjournment of that meeting.

I/We desire to vote on the resolutions as indicated below:

Please indicate with an X how you wish your vote to be cast. Unless otherwise instructed, the proxy may vote as he/she thinks fit.

The resolutions are numbered as in the Notice of Meeting

Resolution No.	1	2	3	4
FOR				
AGAINST				

Signed this day of , 2005

Signature(s) of member(s)

(Proxies must be received by the Company not less than twenty four (24) hours before the scheduled time for the meeting.)

(Completed proxies can be returned to the Company at either GPO Box 278, Brisbane, QLD, 4001 or by facsimile at (07) 3007 0001 or scanned and emailed to the Company Secretary, Mr Duncan Cornish at d.cornish@au.darkbluesea.com .

SEC file number: 82-34920

DARK BLUE SEA LTD - ACN 091 509 796

NOTICE OF 2005 ANNUAL GENERAL MEETING

Notice is hereby given that the 2005 Annual General Meeting of Dark Blue Sea Ltd will be held at Hopgood Ganim Lawyers Conference Room, Level 7 Waterfront Place, 1 Eagle Street, Brisbane at 10.00 am on Thursday 24 November, 2005.

ORDINARY BUSINESS:

To receive and consider the Directors' Report, the Annual Financial Report and the Consolidated Annual Financial Report for the year ended 30 June, 2005 and the Auditors Report on the Annual Financial Report and Consolidated Annual Financial Report;

See Explanatory Statement below for further information.

To conduct any other business that may be lawfully brought forward; and

To consider and, if thought fit, pass each of the following as an ordinary resolution:

RESOLUTION 1 – RE-ELECTION OF DIRECTOR

That Mr Vernon Alan Wills, Non-Executive Director and Chairman, who retires from office in accordance with Rule 3.6(a) of the Company's Constitution, and being eligible for re-election as a Director, be re-elected as a Director.

See Explanatory Statement below for further information.

RESOLUTION 2 – ADOPTION OF REMUNERATION REPORT

That the Remuneration Report outlining the remuneration arrangements in place for directors and executives of the Company (as contained in pages 21 to 26 of the Directors Report) be considered and adopted.

Please note that the vote on this resolution is not binding on the directors or the Company.

SPECIAL BUSINESS:

To consider and, if thought fit, pass each of the following as an ordinary resolution:

RESOLUTION 3 – GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER PURSUANT TO EMPLOYEE SHARE OPTION PLAN

That in accordance with the provisions of Chapter 2E of the Corporations Act 2001 (Cth), Rules 10.11 to 10.15 of the ASX Listing Rules and for all other purposes, the Company be authorised and directed to issue a total of five hundred thousand (500,000) options to acquire ordinary fully paid shares in the Company, exercisable at $0.50 each during the Option Exercise Period ("Recipient Options"), to the Company's Chief Executive Officer Mr Richard Moore or his nominee ("Recipient") upon the terms and conditions set out in the Explanatory Statement.

Voting exclusion statement - As required by ASX Listing Rule 10.15 under which this Notice is given, the Company will disregard any votes cast on this resolution by the Recipient or any associate of the Recipient.

However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

See Explanatory Statement below for further information.

RESOLUTION 4 – APPROVAL OF ADDITIONAL SHARE BUY-BACK

That in accordance with section 257C of the Corporations Act 2001 (Cth) and for all other purposes, shareholders authorise and approve the Company to undertake an on-market buy back of a further 8,500,000 ordinary shares in the Company (representing approximately 10% of the current issued capital as at the date of this Notice of Annual General Meeting) in the twelve (12) month period following the passing of such resolution.

See Explanatory Statement below for further information.

By Order of the Board

Duncan Cornish
Company Secretary
Brisbane, 6 October, 2005

Notes:

Lodgement of Material with ASIC

A copy of this Notice and the Explanatory Memorandum which accompanies this Notice has been lodged with the Australian Securities and Investments Commission (ASIC) in accordance with Section 218 of the Corporations Act 2001 (Cth).

Entitlement to Vote

The Board has determined, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001, that for the purposes of determining those shareholders entitled to attend and vote at the Annual General Meeting of the Company, shall be those persons recorded in the register of shareholders as at the 5.00 pm in Perth, Western Australia on 22 November, 2005.

How to Vote

You may vote by attending the Annual General Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by Proxy

A member entitled to attend and vote at the meeting is entitled to appoint a proxy. A member entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. A proxy need not be a member of the company.

NOTICE OF 2005 ANNUAL GENERAL MEETING (CONTINUED)

To vote by proxy, the proxy form provided with this notice (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company not less than twenty four (24) hours before the scheduled time for the meeting. Any proxy form received after that time will not be valid for the scheduled meeting.

Completed proxies can be returned to the Company Secretary by either mail to Dark Blue Sea Ltd, GPO Box 278, Brisbane, QLD, 4001; facsimile to (07) 3007 0001, or scanned and emailed to the Company Secretary, Mr Duncan Cornish at d.cornish@au.darkbluesea.com

EXPLANATORY STATEMENT

This Explanatory Statement accompanies the Notice of Annual General Meeting of shareholders of Dark Blue Sea Limited ('Company').

FINANCIAL STATEMENTS AND REPORTS

The *Corporations Act 2001* ('Act') requires the financial report which includes the financial statements, directors' declaration, the directors' report and the auditor's report to be laid before the Annual General Meeting. There is no requirement either in the Act or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report.

Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the business and operations of the Company.

RESOLUTION 1 - RE-ELECTION OF VERNON ALAN WILLS AS NON-EXECUTIVE DIRECTOR

Mr Vern Wills has an extensive history within the Investment and Finance Industry. Previously he has been instrumental in establishing and operating a large Securities Dealer and Superannuation Funds Management Company. Clients included international accounting, legal and mining groups as well as management companies. He has served as a director of a number of public listed companies within the finance and investment and mining industries.

Mr Wills' business involvement has included investment management and analysis within projects in a broad spectrum of fields, including investment, property and mining within public and private companies.

He is Chairman of Operating Entities for Enhance Group which includes Enhance Management Pty Ltd, a leading Queensland market research firm; Enhance Corporate Pty Ltd, a corporate advisory company involved in economic analysis, feasibility studies, project analysis and issues management; Enhance Capital, a private investment company; and Enhance Media and Communications Pty Ltd, a media and communications company.

Mr Wills is also Deputy Chair of Queensland Government's Major Sports Facilities Authority and is a Director of Telecorp Ltd, Eumundi Group Ltd and the Greg Norman Golf Foundation.

Mr Wills is Chairman of the Audit Committee of Eumundi Group Ltd and is also a member of the Audit Committee for Dark Blue Sea Ltd and the Major Sports Facilities Authority.

Mr Wills has also been involved in a number of Government reviews including the review of CITEC and the Liquor Licensing review for the National Competition Policy.

Mr Wills was appointed as the Dark Blue Sea Ltd's Chairman on 9 October 2002 and has continued to hold that office until the date of this report.

EXPLANATORY STATEMENT (CONTINUED)

Recommendation: For corporate governance reasons, because this resolution relates to a fellow Board member, your Directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 3 - GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER PURSUANT TO EMPLOYEE SHARE OPTION PLAN

The Directors have resolved to refer to shareholders for approval, the proposed issue to the Company's Chief Executive Officer Mr Richard Moore or his nominee ("Recipient"), five hundred thousand (500,000) options over ordinary shares in the Company, exercisable at an exercise price of $0.50 each upon the terms and conditions set out below ("Recipient Options").

Subject to this proposed resolution being passed, the Recipient Options shall be issued to the Recipient on the terms contained in this Notice and Explanatory Statement and otherwise pursuant to the terms of the Company's Employee Share Option Plan (as previously adopted by shareholders at general meeting).

In order for the Recipient Options to be issued to the Recipient, the requirements of Chapter 2E of the *Corporations Act 2001 (Cth)* and Listing Rules 10.11 to 10.14 of the ASX Listing Rules need to be observed.

ASX Listing Rules 10.11 to 10.14 and Chapter 2E of the *Corporations Act 2001 (Cth)*

ASX Listing Rule 10.11 provides that a company may not issue securities to a related party without the approval of holders of ordinary shares, unless one the exemptions set out in Listing Rule 10.12 applies.

Listing Rule 10.12 *Exemption 4* applies in these circumstances as the Recipient Options are proposed to be issued to "... a person referred to in Listing Rule 10.14 (being a director or an associate of the director), who receives securities under an employee incentive scheme with approval under that rule".

As a result of this exemption, Listing Rule 10.11 and the notice required under Rule 10.13 do not apply to the proposed issue of Recipient Options.

However, under the applicable Listing Rule 10.14, the Company must not permit a director (or an associate of the director) to acquire securities under an employee incentive scheme without the approval of holders of ordinary shares. The notice of meeting to obtain such approval must comply with either Rule 10.15 or 10.15A.

Chapter 2E of the *Corporations Act 2001 (Cth)* prohibits a public company from giving a financial benefit to a related party of the public company unless the benefit falls within one of various exceptions to the general prohibition. One of the exceptions includes where the company first obtains the approval of its shareholders in general meeting in circumstances where the requirements of Chapter 2E in relation to the convening of that meeting have been met.

A "related party" for the purposes of the *Corporations Act 2001 (Cth)* is defined widely and it includes a director of the public company.

A "financial benefit" for the purposes of the *Corporations Act 2001 (Cth)* has a very wide meaning. It includes the public company paying money or issuing securities to the related party. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and effect of what the public company is doing (rather than just the legal form). Any consideration which is given for the financial benefit is to be disregarded, even if it is full or adequate.

This proposed Resolution 2, if passed, will result in securities being issued to the Recipient and hence, will confer financial benefits on the Recipient.

EXPLANATORY STATEMENT (CONTINUED)

Accordingly, the Company seeks to obtain shareholder approval in accordance with the requirements of Listing Rules 10.14 and Chapter 2E of the *Corporations Act 2001 (Cth)* and for these purposes and for all other purposes the following information is provided to shareholders:

REQUIREMENTS FOR NOTICE OF MEETING UNDER LISTING RULES 10.14 AND 10.15

(a) The maximum number of Recipient Options that may be acquired by the Recipient for whom shareholder approval is sought is five hundred thousand (500,000).

(b) Each of the Recipient Options shall be convertible to one (1) ordinary fully paid share in the Company at an exercise price of $0.50 each.

(c) Since the last shareholder approval at general meeting on 23 September, 2002 whereby approval was sought and granted for securities to be issued to directors or associates of directors under Listing Rule 10.11 and/or or Rule 10.14, the following persons were issued with the following securities under the Company's Employee Share Option Plan:

- Richard Moore (Director) – 750,000 options over ordinary shares acquired for NIL consideration, exercisable at $0.20 each and expiring on 30 June, 2005;

- Joseph Ganim (Director) - 430,000 options over ordinary shares acquired for NIL consideration, exercisable at $0.20 each and expiring on 30 June, 2005;

(d) Richard Moore and Joseph Ganim are the only two persons referred to in Rule 10.14 who are entitled to participate in the scheme.

(e) Voting exclusion statement - The Company will disregard any votes cast on this resolution by the Recipient or any associate of the Recipient. However, the Company need not disregard a vote if:

 (i) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or

 (ii) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(f) The Recipient Options will be issued as soon as practicable following shareholder approval and in any event no later than 1 month from the date of shareholder approval.

REQUIREMENTS FOR EXPLANATORY STATEMENT TO MEMBERS UNDER CHAPTER 2E OF THE CORPORATIONS ACT 2001 (CTH)

The related party to whom the resolution would permit the financial benefit to be given

The related party is the Recipient, Mr Richard Edward Moore, being a director of the Company.

The nature of the financial benefit

The nature of the financial benefit proposed to be given to the Recipient is a grant of five hundred thousand (500,000) options ("Recipient Options"), with each of the Recipient Options being convertible to one (1) ordinary fully paid share in the Company ("Shares") at an exercise price of $0.50 each ("Exercise Price") during the Exercise Period set our below.

EXPLANATORY STATEMENT (CONTINUED)

Terms of Recipient Options

A summary of the material terms under which the Recipient Options are proposed to be issued to the Recipient, are set out below:

(a) The Options will be granted for no cash consideration and accordingly, no funds will be raised by the offer.

(b) The Options shall be issued as soon as practicable following shareholder approval and in any event no later than 1 month from the date of shareholder approval.

(c) The Recipient Options may only be exercised on or after 4 April, 2007 ("Vesting Date") and only if the Recipient has remained in continuous employment with the Company from the date the proposed resolution is passed until the Vesting Date.

(d) The period during which the Recipient Options may be validly exercised ("Exercise Period") commences on the Vesting Date and expires on the earlier of:

  (i) 30 June, 2007; or

  (ii) the date the Recipient resigns from his employment; or

  (iii) the date the Recipient is summarily dismissed by the Company due to fraud or dishonesty.

(e) Shares issued on exercise of the Recipient Options will rank pari passu with all existing ordinary shares of the Company from the date of issue and, in particular, entitle their holders to participate fully in:

  (i) dividends declared by the Company after the date of allotment;

  (ii) all issues of securities offered to holders of ordinary shares where entitlements to participate in those issues are determined by reference to a record date after the date of allotment of shares allotted upon the exercise of any Options.

(f) The Recipient Options may be exercised wholly or in part (but in not less than multiples of 100) by notice in writing to the Company received at any time before the expiry of the Exercise Period together with a payment for the exercise price of the Recipient Option multiplied by the number of Shares in respect of which Recipient Options are being exercised.

(g) Upon allotment of Shares pursuant to the exercise of Recipient Options, the Company shall not later than 10 Business Days after the date of allotment, take all necessary steps to have such Shares quoted and listed on the Official List of the ASX.

(h) The Recipient shall not participate in dividends or in bonus issues unless the Recipient Options are exercised.

(i) The Company does not intend to apply for listing of the Recipient Options on the ASX and is not be obliged to do so.

(j) The terms of the Recipient Options shall only be changed if holders (whose votes are not to be disregarded) of ordinary shares in the Company approve such a change. However, the terms of the Recipient Options shall not be changed to reduce the Exercise Price, increase the number of Recipient Options or change the Exercise Period.

(k) The Recipient Options do not confer any participating rights or entitlements and the Recipient is not entitled to participate in any new issues of securities offered to shareholders of the Company. However, the Company must ensure that, for the purposes of determining entitlements to any such issues, the relevant books closing date is at least 10 Business days after an issue is announced. This gives the Recipient the opportunity to exercise any Recipient Options which the Recipient is entitled to exercise, before the date for determining entitlements to participate in any issue.

(l) If at any time prior to the expiry of the Recipient Options, the Company makes an issue of any class of shares to the holders of Shares in the Company on a pro rata basis by way of capitalisation of profits or reserves (other than an issue in lieu of dividends), then upon exercise of the Recipient Options, the Recipient is entitled to have issued (in addition to the Shares which would otherwise be issued upon such exercise), the number of shares of the class which would have been issued to the Recipient under the bonus issue if on the date on which entitlements to participate in the bonus issue were calculated, the Recipient had been registered as the holder of the number of shares of which the Recipient would have been registered as holder if immediately prior to that date, the Recipient Options had been exercised and the Shares the subject of such exercise had been duly allotted and issued.

(m) In the event that, prior to the expiry of the Recipient Options, there is a reconstruction (including a consolidation, subdivision, reduction or return) of the issued capital of the Company, then the number of Recipient Options to which the Recipient is entitled or the Exercise Price (or both) will be reconstructed in accordance with the manner prescribed by the Listing Rules.

Valuation of Recipient Options

The Recipient Options are not quoted on the ASX (or any other securities exchange) and therefore have no market value. The Recipient Options each entitle the holder thereof to the issue of one ordinary fully paid share in the Company upon exercise of the Recipient Options and payment of the exercise price of the Recipient Options as described above.

Accordingly, the Recipient Options may have a present value as at the date of their grant. The Recipient Options may also acquire future value dependent upon the extent to which the market price of the Shares exceeds the exercise price of the Recipient Options during the Exercise Period.

As a general proposition, options to subscribe for ordinary fully paid shares in a company have value. Various factors impact upon the value of options including things such as:

(a) the period outstanding before the expiry date of the options;

(b) the exercise price of the options relative to the underlying price or value of the securities into which they may be converted;

(c) the proportion of the issued capital as expanded consequent upon exercise represented by the shares issued upon exercise (ie whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest);

(d) the value of the shares into which the options may be converted; and

(e) whether or not the options are listed (ie readily capable of being liquidated).

EXPLANATORY STATEMENT (CONTINUED)

There are various formulae which can be applied to determining the theoretical value of options (including the formulae known as Black-Scholes option valuation formula).

The Company has estimated the value of the Recipient Options and has done so using the Black-Scholes Model, which is the most widely used and recognised model for pricing options. The value of an option calculated by the Black-Scholes Model is a function of the relationship between a number of variables, being the share price at the date of issue, the exercise price, the time to expiry, the risk-free interest rate and the volatility of the Company's underlying share price.

Inherent in the application of the Black-Scholes Option Price Model are a number of inputs, some of which must be assumed. The assumed data relied upon in applying the Black-Scholes Option Price Model was:

(a) Exercise price of the Recipient Options **of $0.50**

(b) Option Vesting Period of **2** years;

(c) The Company's share price in April, 2005 (being the date the Board resolved to make the proposed issue of Recipient Options) of **$0.33**

(d) A volatility measure of **50%**;

(e) A risk-free interest rate of **7%**; and

(f) A dividend yield of **NIL.**

Some relatively minor variables were included in the calculation to estimate the value of Recipient Options as "American style" options (being exercisable at any time prior to the stated expiry date). Theoretically, the Black-Scholes Model prices "European style" options (being exercisable only on this exercise date).

Based on this information, the Company has adopted an indicative value for the Recipient Options as at April 2005, of **$0.061 each**.

On that basis, the total indicative value of the Recipient Options proposed to be issued to Richard Moore pursuant to Resolution 2 is **$30,476.**

Directors' Recommendation

For corporate governance reasons, as this resolution relates to options proposed to be issued to Richard Moore, the Chief Executive Officer, Mr Moore makes no recommendation in respect of your vote on this resolution.

The remaining members of the Board, Vernon Wills and Joseph Ganim urge you to read the Notice of Meeting material (including this Explanatory Statement) in its entirety before deciding how you will cast your vote on this resolution.

In any event, Mr Wills and Mr Ganim recommend the passing of this resolution for the following reasons:

(a) the grant of the Recipient Options to Richard Moore, the Chief Executive Officer as proposed, would provide him with reward and incentive for future services he will provide to the Company to further the progress of the Company;

(b) the Recipient Options are not intended as a substitute for salary or wages or as a means for compensation for past services rendered; and

EXPLANATORY STATEMENT (CONTINUED)

(c) in the Company's circumstances as they existed when the proposed grant of the Recipient Options was determined, the Directors considered that the incentive provided a cost-effective and efficient incentive as opposed to alternative forms of incentives (eg cash bonuses, increased remuneration). However, it must be recognised that there will be an opportunity cost to the Company, being the price at which the Company could grant the Recipient Options to a third party (see below for further information).

Directors' Interest

Richard Moore has a material personal interest in the outcome of the resolution as it is proposed that the Recipient Options be granted to him (or his nominee).

The remaining members of the Board, Vernon Wills and Joseph Ganim do not have a material personal interest in the outcome of the resolution.

Any other information that is reasonably required by shareholders to make a decision and that is known to the Company or any of its Directors

There is no other information known to the Company or any of its directors save and except as follows:

Opportunity Costs and Benefits Forgone

The opportunity costs and benefits foregone by the Company issuing the Options to each of the Recipients is the potentially dilutionary impact on the issued share capital of the Company (in the event that the options are exercised). Until exercised, the issue of the options will not impact upon the number of ordinary shares on issue in the Company. To the extent that upon their exercise the dilutionary impact caused with the issue of shares will be detrimental to the Company, this is more than offset by the advantages accruing from the Company securing the services of experienced and skilled directors on appropriately incentives terms.

It is also considered that the potential increase of value in the options is dependent upon a concomitant increase in the value of the Company generally.

Taxation Consequences

So far as the Company is aware, there are no adverse taxation consequences to the Company arising from the proposed grant of the Recipient Options in accordance with Resolution 2.

RESOLUTION 4 – APPROVAL OF ADDITIONAL SHARE BUY-BACK

Background information and recent share-buy backs

Under section 257B of the Corporations Act 2001 (Cth), a company can only buy-back 10% of its voting shares in any continuous 12 month period, unless it obtains prior shareholder approval by ordinary resolution at a general meeting.

Pursuant to this provision, the Board has previously resolved to buy-back up to 8.5 million ordinary shares in the Company, being less than 10% of the share capital on issue at the relevant time.

Between 20 April 2005 and 29 September 2005, the Company undertook an on-market buy-back of 6,047,593 ordinary shares at a total price of $2,144,558 (including brokerage fees).

This buy-back represents approximately 6.67% of the Company's share capital on issue as at the date the buy-back commenced.

EXPLANATORY STATEMENT (CONTINUED)

Over the next few months, it is anticipated that the Company will be able to purchase the remaining 2,452,407 shares that it is still permitted to buy back without shareholder approval under section 257B of the Corporations Act 2001 (Cth).

In order to enable the Company to maintain the flexibility in any future buy-backs, the Board have decided to seek shareholder approval in accordance with Section 257C of the Corporations Act 2001 (Cth) for the Company to undertake a further on-market buy-back of up to an additional 8,500,000 ordinary shares (being approximately 10% of the issued share capital as at the date of this Notice of Meeting) in the twelve months following the passing of such resolution ("the Buy-Back")

The information contained in this Explanatory Statement is provided to shareholders in accordance with section 257C(2), being information that is material to making a decision on how shareholders will vote on the resolution.

Current issued share capital

The on-market buy-backs that have taken place between 20 April 2005 and 29 September 2005, have resulted in a corresponding reduction in the issued capital of the Company from 90,658,129 to 85,691,036 ordinary fully paid shares as at the date of this Notice of Meeting (including 1,080,500 new shares issued pursuant to the exercise of employee options during this period).

The below table summarizes the previous on-market share buy-backs, share issues and corresponding movement in issued share capital:

Issued Share Capital prior to commencement of original buy-back	Shares bought back	Period of buy-back	Shares issued during buy-back period	Resulting share capital
90,658,129	(6,047,593)	20.4.05 to 29.9.05	1,080,500	85,691,036

The remaining 2,452,407 shares still permitted to be bought back without prior shareholder approval would further reduce the issued share capital from 85,691,036 to 83,238,629.

The additional 8,500,000 ordinary shares proposed to be purchased under the Buy-Back for which shareholder approval is sought under Resolution 3, could potentially result in a further reduction of issued share capital from 83,238,629 to 74,738,629 ordinary fully paid shares.

Particulars of the proposed Buy-Back

If Resolution 3 is passed, the Company will be permitted to make offers to buy-back up to 8.5 million Ordinary Shares in the Company on the ASX in the ordinary course of trading at the prevailing market price on ASX in the twelve months following the passing of the resolution, ie. the Buy-Back may commence at any time beginning on the date the resolution is passed and may continue for a period of 12 months (Buy-Back Period")

The Company will make an announcement to ASX prior to commencing the Buy-Back. The putting of this resolution to shareholders does not represent a commitment or promise by the Company to proceed with the Buy-Back. The Company reserves the right to buy-back some or all of the 8.5 million Ordinary Shares under the Buy-Back from time to time during the Buy-Back Period, or not to buy-back any Ordinary Shares at all.

During the Buy-Back Period, the decision to buy back Ordinary Shares will be periodically made by the Board in consideration of actual cash flow from operations, the market share

price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

Listing Rule 7.33 has the effect that the Company will only be able to buy-back Ordinary Shares under the Buy-Back at a price which is not more than 5% above the average closing price of Ordinary Shares on ASX for the five (5) days before the day of the relevant purchase.

The tax implications for a Shareholder selling into the Buy-Back will be the same as if the Shareholder sold their Ordinary Shares on market.

Reasons for undertaking an additional on-market share buy-back

For the same reason the Board resolved to undertake its recent on-market share buy-back of 9.5 million shares under section 257B of the Corporations Act 2001 (Cth), the Board is of the considered opinion that investing in its own domain name portfolio (by way of purchasing more of its own shares) still represents the best way to invest its surplus cash in the current domain name market.

Additionally, the Board believes that the buying back of shares will result in an improvement in both earnings per share and return on equity for the remaining shareholders

Financing of additional on-market share buy-back

As disclosed in the Company's 2005 Annual Financial Report, the Company is currently in a strong financial position, with $3,505,399 cash at bank as at 30 June, 2005 (up from $2,455,520 at the end of the previous year).

The Company also had a positive cash flow of $2,386,200 for the year ending 30 June 2005 (compared to $1,722,141 recorded for the previous year). This positive cash flow position is expected to be maintained or increase over the next 12 months.

Accordingly, the Board is of the considered opinion that it will be able to finance the proposed buy-back from its own cash reserves and that no borrowing will be required.

The financial effect of the Buy-Back on the Company

Based on the average daily closing price for the Company's Ordinary Shares in September, 2005 of $0.4919, the proposed Buy-Back of 8.5 million Ordinary Shares at this price would cost the Company approximately $4.2 million (including 0.5% brokerage and other associated costs).

It is important to note that the prices paid by the Company for Ordinary Shares purchased under the proposed Buy-Back may occur at a price above or below $0.4919 per Ordinary Share, subject to the Listing Rules.

The Board (on the advice of the Chief Financial Officer) is of the considered opinion that the above estimated expenditure on the proposed Buy-Back over the 12 month Buy-Back Period will not result in any prejudice to creditors or otherwise result in the Company becoming insolvent.

There is also an 'interest cost' related to either cash used for the Buy-Back that would otherwise have been earning interest, or debt used to fund the Buy-Back. This 'interest cost' would not be expected to exceed (on an after tax basis) approximately $82,000 per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Buy-Back will be this 'interest cost' and a reduction in net equity of an amount equal to the expenditure incurred by the Company in undertaking the Buy-Back.

EXPLANATORY STATEMENT (CONTINUED)

The reduction in issued capital arising from the Buy-Back would also have the effect of increasing the Company's earnings per share (EPS).

Participation of Dean Shannon and his associates in the Buy-Back

Shareholders should be aware that Mr Dean Shannon and his associates currently have a relevant interest in the Company, consisting of 39,183,019 Ordinary Shares, representing approximately 45.7% of the current 85,691,036 issued share capital.

As stated above, the Company is currently authorized to buy-back a further 2,452,407 Ordinary Shares under the 10% in 12 month limit. This would reduce the issued share capital from to 83,238,629 and would increase the holdings of Dean Shannon and his associates to 47.1% (assuming they do not participate in the buy-back of these Ordinary Shares).

As stated above, the additional 8,500,000 ordinary shares proposed to be purchased under the Buy-Back, could potentially result in a further reduction in the issued share capital of the Company to 74,738,629.

Dean Shannon has advised the Company that he and/or his associates are undecided as to whether or not they will participate in the proposed Buy-Back.

Assuming Dean Shannon and his associates do not participate in the proposed Buy-Back, their combined voting power in the Company would increase from approximately 47.1 % to 52.4% (as the holder of 39,183,019 of the total 74,738,629 Ordinary Shares on issue at the completion of the proposed Buy-Back).

ASIC lodgment

This Notice of Meeting (including the accompanying Explanatory Statement) has been lodged with ASIC in accordance with section 257C(3) of the Corporations Act 2001 (Cth).

Investment advice

This Explanatory Statement does not take into account your investment objectives, financial situation or particular needs. You should obtain independent financial, investment, legal and taxation advice before deciding whether or not to attend and vote at the meeting or to vote in favour of or against the resolution.

Forward looking statements

This Explanatory Statement may contain forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the Company as well as general economic conditions and conditions in the financial markets.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. Neither the Company, nor any of its officers or any person named in this Explanatory Statement or involved in the preparation of this Explanatory Statement makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.